EXHIBIT 99.1

Re: Resolution of the Board of B Communications Ltd. (the “Company”) - Action Plan to Strengthen the Company’s Capital Structure and Regulate Debenture Payments

The Company’s board of directors has resolved to adopt an organized action plan to strengthen the Company’s capital structure and regulate its compliance with its obligations.

The Company’s board of directors stresses the Company’s full commitment to complying with its obligations towards its creditors, and first and foremost the holders of its debentures, and doing everything in its power to implement a practical solution for the repayment of all debts.

Taking note of the recent developments, the Group’s operating results and the fluctuations in the value of the Bezeq share, as reported by the Company at length in its public reports, as well as the recent stopping of payments to the debenture holders – the board of directors has resolved on the following organized action plan:

Stage One - Expedited Efforts to Realize the Capital Injection Option

As is known, the controlling shareholder, Internet Gold Golden Lines Ltd. (“Internet Gold”), has received separate proposals from the Searchlight Group and from a company controlled by Mr. Gad Zeevi, which include a proposed capital injection of NIS 250-350 million, through Internet Gold or directly into the Company.

These proposals come hand in hand with the Company’s contacts in recent weeks with Internet Gold and the two companies’ creditors to formulate a plan whereby Internet Gold will initiate a significant injection of capital into the Company (by itself and through other potential investors), which will be used to strengthen the Company’s capital/debt structure while at the same time enabling the renewal of payments to its debenture holders.

As a condition for implementing said capital injection, temporary or permanent relaxations will be required in the financial covenants currently stipulated for the Company’s debentures. Additionally, a certain amount of time will be required for introducing a strategic investor into the Company, inter alia, for the purpose of obtaining the Communication Ministry’s approval. If conditions allow, the board of directors will endeavor to condition the furtherance of a transaction and setting of a defined period for negotiations on the immediate injection of a specific amount, as a subordinated loan convertible into shares of the Company.

The board of directors intends to monitor the development of the contacts with Internet Gold and the various offerors and to promote, together with the companies’ creditors, willingly and in good faith, the proposed plan vis-à-vis Internet Gold (based on the proposals of Gad Zeevi or Searchlight or any other alternative).

If it becomes apparent that these contacts are not yielding results within a reasonable time, the board of directors will hold discussions, together with the trustees and representatives of the holders of debentures (Series B and C), in order to set a date on which the process will transition to Stage Two, as described below.

The period of time required for attempting to implement the above moves jointly with Internet Gold must take into account the chances of the plan’s success, while allowing the Company to quickly deal with its financial needs and to identify possible alternatives in the event of the failure of the contacts discussed above.

Stage Two - Setting in Motion the Process for Introducing an Investor

If the contacts with Internet Gold fail and/or Internet Gold’s proposals (including the Zeevi/Searchlight proposals or any other similar proposal) are not realized, the Company will act immediately at the end of the first period to set in motion an organized process for introducing a significant investor into the Company, who will inject substantial amounts for strengthening its capital/debt structure.

The process will be conducted in an organized manner, including the opening of information rooms, performance of proper due diligence, application to the regulatory bodies, etc., and will target both the Israeli and international markets.

As a fundamental requirement for the success of this process, the Company will seek Bezeq’s operative support for and cooperation in the process, subject to the limitations set in the law. The Company’s board of directors considers cooperation with Bezeq a key factor for the success of any transaction involving the introduction of an investor.

The timeframe allocated to the process will be until the end of the calendar year, and the process will be subject to the approvals required by law and will be conducted with the required transparency vis-à-vis the relevant parties.

Conclusion:

The Company’s board of directors believes that the above action plan is correct and appropriate and addresses the current interests of all the Company’s stakeholders, and first and foremost the debenture holders, taking into account the Company’s situation.

If the processes described above do not succeed, the Company will, as necessary and in coordination with its shareholders and debenture holders, based on their priority in law, act to implement a debt settlement and/or to realize the Company’s holdings, in accordance with and subject to resolutions that will be adopted.

Sincerely,

Ami Barlev, CEO